Exhibit 6.1

Hightimes Holding Corp.

10990 Wilshire Blvd.

Penthouse

Los Angeles, CA 90024

September 7, 2018

To; Holders of Hightimes Purchase Notes

Re: Payment Waiver Letter

Dear [             ]:

Reference is made to the Default Waiver letter executed by you on May 24, 2018 (the “Default Waiver”).  Under the terms of the Default Waiver, you agreed to defer, until September 12, 2018, payments of the second and third installment of principal and accrued interest under your Note that was due February 28, 2018 and became due on May 28, 2018 and waived until September 12, 2018 the prior February 28, 2018 and May 28, 2018 payment defaults under your Note.  In addition, the August 28, 2018 principal installment due under your Note was not paid. However, all accrued and unpaid quarterly principal installments that have been deferred and all accrued and unpaid interest on your Note for the period commencing November 1, 2017 through and including the date of payment and all accrued 12% penalty interest through the date of payment calculated in accordance with your Note, was to be paid in cash either out of the net proceeds of the maximum $50.0 million Reg A+ Offering of Hightimes Holding Corp. (“Hightimes”) that was qualified by the SEC on March 12, 2018 and requalified by the SEC on July 26, 2018 (the “Offering”) or, if such net proceeds were insufficient to make such payments, out of available working capital as and when it become available. All capitalized terms not defined in this letter shall have the same meaning as they were defined in the Default Waiver.

As of August 31, 2018, Hightimes represents that it owes the undersigned a total of $____________ in defaulted principal and accrued interest on your Note, of which $____________ represents the principal installments that were due through August 28, 2018 and $___________ is accrued and unpaid interest. Together with accrued interest payable through October 31, 2018 it is anticipated that the total amount owed to the undersigned as of such date will be approximately $______________. Should such amounts be incorrect due to mathematical error, they will be corrected accordingly.

In order to expand the business of Hightimes, including paying vendors for the establishment of additional Cannabis Cup events and other festival events, management was required to (a) obtain a bridge loan due September 10, 2018 of $1,260,000 from ExWorks Capital Fund I, L.P. (“ExWorks”) and (b) make commitments to various vendors that are currently due and payable.

We are pleased to advise that Hightimes has received in escrow the sum of $5,000,000, representing the gross proceeds of the Minimum Offering, and based on indications you have received, we believe that Hightimes will be able to raise a significant portion of the $50.0 million maximum offering, if given the time to do so.

Hightimes is asking you to support our effects to build a profitable business.  Accordingly, by execution of this letter, you hereby:

●	agree to waive any prior defaults under the Purchase Notes (but not any accrued default interest through the date hereof),

●	agree to waive rights under the Default Waiver or the Use of Proceeds section of the Offering Circular to receive accrued interest or defaulted principal installments on the Note payable to the undersigned out of the $5.0 million of gross proceeds from the Minimum Offering,

●	agree to convert $____________ of the accrued but unpaid interest and unpaid principal that is due, or 35% of the above amounts owed as of August 31, 2018, into shares of Class A voting Common Stock of Hightimes at a conversion price of $11.00 per share;

●	agree with Hightimes that, with respect to all additional gross proceeds raised in the Offering in excess of $5,000,000, no less than 35% of all such gross proceeds, as and when received, would be applied to reduce and repay in full the remaining balance of all accrued and unpaid interest and all unpaid principal installments of your Purchase Note, with the remaining gross proceeds to be retained by the Company. In such connection, Hightimes agrees that the Chief Financial Officer of Hightimes will provide the undersigned and all other holders of Notes with a weekly report of cash collections of gross proceeds from the Offering in excess of $5,000,000, and shall arrange to make payments of the allocable 35% of such collections to the undersigned on the 15th and 30th day of each month, commencing September 30, 2018. Notwithstanding the foregoing, Hightimes agrees that in all events the 0 remaining balance of all accrued and unpaid interest and all unpaid principal installments on your Purchase Note shall be paid in full by October 31, 2018;

●	agree with Hightimes that all outstanding Purchase Notes, including, without limitation, the remaining balance of all accrued and unpaid interest and all unpaid principal installments on your Purchase Notes, shall accrue interest at the default rate of 12% until any accrued but unpaid interest that is in default and all unpaid principal installments on your Purchase Notes that are in default are paid in full in cash or converted into Class A Common Stock of Hightimes as provided therein;

●	agree with Hightimes that with respect to the remaining outstanding principal amount of your Purchase Notes, as previously agreed, would continue to be discounted by 25% and the discounted amount converted into Class A Common Stock of Hightimes at $11.00 per share upon completion of the Offering; provided, however, that should any principal installment due after this date not be converted prior to its payment date under the Purchase Notes, then such principal installment and any accrued but unpaid interest thereon shall not be so converted but shall be paid in cash; and

●	approve the filing of an appropriate Form 1-U Current Report by Hightimes with the SEC to amend the “Use of Proceeds” Section of the Offering Circular, as it relates to the use of proceeds from the Minimum Offering of $5,000,000, approximately as follows:

(a)	retirement of bridge working capital loan from ExWorks -	$1,260,000;
(b)	payment of accounts payable and accrued operating expense -	$2,400,000; and
(c)	payment of Offering Expenses, including marketing costs and accrued professional fees -	$1,340,000.

●	although not legally required under the terms of the Note or the Default Waiver, for those of you who are members of the board of directors of Hightimes, you hereby approve and ratify an extension of the termination date of the Offering from September 12, 2018 to October 31, 2018.

Hightimes agrees to comply with its obligations under this agreement and any breach hereof shall also constitute a breach under the Purchase Notes.

The foregoing agreement shall not otherwise amend the Default Letter or represent or constitute a deferral or waiver by the undersigned of any other default or event of default by Hightimes under the Purchase Notes and the undersigned hereby reserves any of his, her or its rights under the Purchase Notes.

We thank you for your continued support and assistance of Hightimes and trust that you will be amply rewarded for your accommodation.

Signature page follows

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Very truly yours,

Hightimes Holding Corp.

By:
Adam E. Levin, CEO

ACCEPTED AND AGREED:

By:

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